MODIFICATION TO LOAN AGREEMENT

THIS MODIFICATION TO LOAN AGREEMENT (this "Modification"), is made as of the 5th day of September, 2006, by and between New Valu, Inc., with offices at 300 Plaza Drive, Vestal, New York 13850 ("Lender"), and Genco Power Solutions, Inc., with offices at 1141 South Rogers Circle, Suite 11, Boca Raton, Florida 33487 ("Borrower").

WHEREAS, Lender and Borrower have entered into a Loan Agreement dated as of May 8, 2006 ("Agreement"), with regard to that loan by Lender to Borrower in the amount of $2,100,000.00 ("Loan"); and

WHEREAS, Lender and Borrower desire to modify certain terms and provisions of the Agreement.

NOW THEREFORE, in consideration of the mutual covenants of the parties and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Lender and Borrower agree as follows:

1. Paragraph 1(i) of the Agreement is deleted in its entirety and replaced with the following:

    "**Guarantor.** The word "Guarantor" means John P. Acunto, Jr., Adsouth Partners, Inc. and Adsouth, Inc.".

2. Paragraph 2(j) of the Agreement is deleted in its entirety and replaced with the following:

    "**Stock Pledge.** The owner of 80% of the shares of the Borrower owned by Adsouth Partners, Inc. or its affiliates shall pledge such shares as collateral for the Loan. In addition, Adsouth Partners, Inc. agrees to pledge 1,250,000 shares of the stock ("MFC Common Stock") of MFC Development Corp ("MFC"), as additional security for the Loan subject to the terms of a letter agreement executed simultaneously herewith.

3. Paragraph 5(c) of the Agreement is deleted in its entirety and replaced with the following:

    "**Financial Statements.** Furnish Lender with unaudited weekly cash flow reports by Tuesday of the following week which include a thirteen (13) week cash flow projection, and monthly unaudited financials by the 30th day of the following month, as soon as available, copies of all financial statements issued by Borrower within thirty (30) days of their issuance. Lender shall have full access to the books and records of the Borrower. Lender shall receive copies of all monthly, quarterly and annual financial statements".

4. Paragraph 5(d) of the Agreement is deleted in its entirety and replaced with the

following:

"**Additional Information.** Furnish within a reasonable amount of time not to exceed ten (10) days, such additional information and statements, lists of assets and liabilities, aging of receivables and payables, inventory schedules, budgets, forecasts, tax returns, and other reports with respect to Borrower's financial condition and business operations, as Lender may request from time to time".

5. Paragraph 5(f) of the Agreement is hereby amended by adding the following:

"Lender shall be named as Loss Payee and additional insured on Borrower's insurance policy and an insurance certificate shall be provided to Lender".

6. Paragraph 5(p) shall be added to the Agreement as follows:

"5(p). **Salary and Commissions.** Borrower agrees that it will make the following changes in salary and commission structure.

(1) Dale Branham and Keith Straub will reduce their commission rate from 1.65% to .75% and defer previously earned and unpaid commissions by entering into a five (5) month payment plan for such amounts.

(2) Harlan Press will enter into an employment agreement and will voluntarily defer 50% of his salary until the earlier of: (i) the Loan being repaid or; (ii) March 31, 2007.

(3) Lee Wingeier will voluntarily defer 10% of his salary until the earlier of: (I) the Loan being repaid or; (ii) March 31, 2007.

7. Paragraph 6(f) shall be added to the Agreement as follows:

"6(f). **Stock.** Issue any additional shares of common stock or any other class of stock".

8. Paragraph 7(b) of the Agreement is deleted in its entirety and replaced with the following:

"**Other Defaults.** Failure of Borrower to comply with or to perform when due any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents, or failure of Borrower to comply with or to perform any other term, obligation, covenant or condition contained in any other agreement between Lender and Borrower and/or Adsouth Partners, Inc., provided Lender has given Borrower ten (10) days written notice to cure such default and Borrower has failed to cure within such ten (10) day period or if such default is not capable of being cured within said ten (10) day period, that Borrower has not commenced to cure and diligently proceed to cure said default".

9. Paragraph 9(o) shall be added to the Agreement as follows:

> "9(o). **Adsouth Partners, Inc.** Adsouth Partners, Inc. has executed this Modification to acknowledge its obligations regarding that pledge of certain stock of Borrower and MFC as collateral for this Loan".

10. John Acunto, as Guarantor, shall provide Lender with a financial statement, detailing all of his assets, from an certified public accountant within ten (10) days from the date hereof. Said accountant shall not have a business relationship with the Borrower and/or a personal relationship with John Acunto.

11. The consulting agreement between Adsouth Partners, Inc. And John Acunto shall serve as the employment agreement between Borrower and John Acunto and said agreement shall be subject to the terms of the letter agreement attached hereto as Exhibit "A".

12. All capitalized terms used but not defined in this Modification shall have the respective meanings given to such terms in the Agreement.

13. Except as herein expressly amended, the Agreement shall remain unchanged and is hereby ratified, confirmed and approved.

14. This Modification may be executed in counterparts, each of which shall be deemed an original, but both of which taken together shall constitute one and the same document.

IN WITNESS WHEREOF, the parties have executed this Modification as of the day and year first above written.

NEW VALU, INC.

By: [signature]

Name: Amichaim Abramson

Title: VP

GENCO POWER SOLUTIONS, INC.

By: [signature]

Name: Anton Lee Wingeier

Title: CEO

R:\CAC\AGR\Koffman-HSK-Genco-Modification-Ver. 2-090606.wpd

ADSOUTH PARTNERS, INC.

By: _____

Name: Anton Lee Wingeier

Title: CEO

ADSOUTH, INC.

By: _____

Name: Anton Lee Wingeier

Title: CEO